FORM 51‐102F3
MATERIAL CHANGE REPORT

ITEM 1.	NAME AND ADDRESS OF COMPANY

Western Copper and Gold Corporation ("Western" or the "Company")
15th Floor, 1040 West Georgia Street
Vancouver, BC V6E 4H1

ITEM 2.	DATE OF MATERIAL CHANGE

July 29, 2019

ITEM 3.	NEWS RELEASE

Issued on July 30, 2019 and distributed through the facilities of Globe Newswire and filed on the System for Electronic Document Analysis and Retrieval (SEDAR).

ITEM 4.	SUMMARY OF MATERIAL CHANGE

The Company, Casino Mining Corp. ("Casino Mining"), a wholly owned subsidiary of the Company, and Cariboo Rose Resources Ltd. ("Cariboo Rose") entered into a property purchase agreement dated July 29, 2019 (the "Agreement"). Pursuant to the Agreement, Casino Mining has agreed to purchase the 311 mineral claims that comprise the Canadian Creek Property owned by Cariboo Rose (the "Acquisition") in exchange for the issuance of 3 million common shares of Western at a deemed price of C$0.928 per share for an aggregate Acquisition cost of C$2.78 million.

ITEM 5.1	FULL DESCRIPTION OF MATERIAL CHANGE

See the Company's news release dated July 30, 2019, attached as Schedule "A" hereto.

ITEM 5.2	DISCLOSURE ON RESTRUCTING TRANSACTION

Not applicable.

ITEM 6.	RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51‐102

Not applicable.

ITEM 7.	OMITTED INFORMATION

Not applicable.

ITEM 8.	EXECUTIVE OFFICER

	Contact:	Chris Donaldson, Director, Corporate Development
	Telephone:	(604) 681‐7913

ITEM 9.	DATE OF REPORT

July 31, 2019

Schedule "A"

News Release dated July 30, 2019

(see attached)

NEWS RELEASE

July 30, 2019	Release 12-2019

WESTERN COPPER AND GOLD ANNOUNCES ACQUISITION OF

CANADIAN CREEK PROPERTY FROM CARIBOO ROSE

VANCOUVER, B.C.: Cariboo Rose Resources Ltd. (TSX-V: CRB) (“Cariboo Rose”) and Casino Mining

Corp. (“Casino Mining”), a wholly owned subsidiary of Western Copper and Gold Corp. (TSX: WRN, NYSE MKT:WRN) (“Western”) are pleased to announce that they have entered into a property purchase agreement dated July 29, 2019 (the “Agreement”) whereby Casino Mining has agreed to purchase the 311 mineral claims that comprise the Canadian Creek Property (the “Property”) owned by Cariboo Rose (the “Acquisition”). The Property lies directly adjacent to Western’s Casino Project (“Casino”).

The total consideration to be paid to Cariboo Rose for the Property will consist of the issuance of 3 million common shares of Western (the “Shares”) at a deemed price of C$0.928 per Share for an aggregate Acquisition cost of C$2.78 million.

KEY HIGHLIGHTS

• Potential Extension of the Casino Project: The Acquisition would secure critical ground immediately adjacent to the Company’s Casino Project, and there is likelihood that the Casino deposit will extend into the Property. The immediate plan following closing would be to begin drilling on Canadian Creek as part of the current drill program at Casino in hopes of identifying additional mineralization. The primary target is a 700 meter untested area between the most westerly Casino drill holes and the closest drill-holes on the Canadian Creek Property. The nearest four holes on the Canadian Creek Property to Casino have moderate potassic alteration to strong propylitic alteration, leach capping or incipient leaching, weak enrichment and hypogene copper-gold- molybdenum mineralization, which are typical of that occurring at the outer edges of a porphyry copper – gold – molybdenum deposit.

• Additional Exploration Potential: An additional target for porphyry copper-gold-molybdenum mineralization is the Ana Zone lying 1.5 kilometers west of the primary target. The historical drill holes testing the Ana Zone show consistent moderate to strong propylitic to potassic alteration associated with anomalous levels of copper, gold and molybdenum. Within this alteration are small bodies of intrusion breccia and Patton Porphyry, both closely associated with mineralization at the Casino deposit. The Ana Zone measures 1.5 by 1.0 kilometers with no historical drill holes in the centre of the area of interest. The Property also hosts structurally controlled gold-bearing zones in the northern half of the property similar in style to the Coffee Project.

• Strategic Land Package: The Property is strategically positioned between the Casino Project and

Newmont Goldcorp’s Coffee Project. The Property shares a 6 kilometer long north-south boundary on its eastern side with the Casino Project and a 12 kilometer long east-west boundary on its north side with the Coffee Project. The Coffee–Casino connector road, as identified by the Yukon Government as part of the Gateway Project (see Western’s news release dated September 5, 2017), also partially lies on these claims.

Paul West-Sells, President & CEO of Western commented, “The acquisition of the Canadian Creek Project will considerably strengthen the Casino Project. It will add significant exploration potential, with a number of exploration targets with the potential to increase mineralization of the Casino project – particularly the initial heap leach. By increasing the overall land package and increased border with the Coffee project, it will also further solidify the key position of the Casino Project in the region.”

Bill Morton President and CEO of Cariboo Rose commented, “The sale of our Canadian Creek Project to Western allows Cariboo Rose to maintain a strongly levered position in the development of the Casino Deposit while at the same time bringing focused and immediate exploration spending on the Canadian Creek targets. The enhanced potential for advancing not only the Casino Deposit but also in tying potential future infrastructure development to the Newmont Goldcorp Coffee Project is very significant.”

Completion of the Acquisition is conditional upon, among other things, receipt of all necessary regulatory approvals, including approval of the Toronto Stock Exchange and TSX Venture Exchange.

Any Shares issued pursuant to the Agreement will be subject to a 4 month hold period pursuant to applicable securities laws.

For more information, contact:

Cariboo Rose Resources Ltd.

Bill Morton
President and CEO
Telephone:	604-681-7913
Toll Free:	888-656-6611

Western Copper and Gold Corporation

Chris Donaldson
Director, Corporate Development
Telephone:	604-638-2520
Toll Free:	888-966-9995

About Cariboo Rose Resources Limited

Cariboo Rose Resources is a well-funded prospect generating mineral exploration company with six precious and base metal exploration projects in BC and the Yukon. Cariboo Rose trades on the TSX Venture exchange under the symbol “CRB”. For more information please visit Cariboo Rose’s website at www.cariboorose.com.

About Western Copper and Gold Corporation

Western is developing the Casino Project, Canada’s premier Copper-Gold mine in the Yukon. For more information, visit www.westerncopperandgold.com.

Cautionary Disclaimer Regarding Forward-Looking Statements and Information

This news release contains certain forward-looking statements concerning the Acquisition and its anticipated effects on Cariboo and Western (collectively, the “Companies”) in future periods. Statements that are not historical fact are “forward-looking statements” as that term is defined in the United States Private Securities Litigation Reform Act of 1995 and “forward looking information” as that term is defined in National Instrument 51-102 (“NI 51-102”) of the Canadian Securities Administrators (collectively, “forward- looking statements”). Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “would”, “may”, “could” or “should” occur or be achieved. These forward-looking statements may include, but are not limited to, statements regarding perceived merit of the Canadian Creek Property and Casino Project; permitting or other timelines; economic benefits from the mine and/or the access road; strategic plans; or other statements that are not statements of fact. The material factors or assumptions used to develop forward-looking statements include the assumption that the conditions precedent to completion of the Acquisition (including receipt of all necessary regulatory approvals) will be satisfied in a timely manner, prevailing and projected market prices and foreign exchange rates, exploration estimates and results, continued availability of capital and financing, construction and operations, Western not experiencing unforeseen delays, unexpected geological or other effects, equipment failures, permitting delays, and general economic, market or business conditions and as more specifically disclosed throughout this document.

Forward-looking statements are statements about the future and are inherently uncertain, and actual results, performance may differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements due to a variety of risks, uncertainties and other factors. Such risks and other factors include, among others, risks involved in fluctuations in gold, copper and other commodity prices and currency exchange rates; uncertainties relating to interpretation of drill results and the geology, continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs, recovery rates, production estimates and estimated economic return; risks related to joint venture operations; risks related to cooperation of government agencies and First Nations in the development of the property and the issuance of required permits; risks related to the need to obtain additional financing to develop the property and uncertainty as to the availability and terms of future financing; the possibility of delay in construction projects and uncertainty of meeting anticipated program milestones; uncertainty as to timely availability of permits and other governmental approvals.

The forward-looking statements herein are based on the beliefs, expectations and opinions of management of the Companies on the date the statements are made, and Western does not assume, and the Companies expressly disclaim, any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation. For the reasons set forth above, investors should not place undue reliance on forward- looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.